UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Chindata Group Holdings Limited

(Name of Issuer)

Class A ordinary shares, par value US$0.00001 per share

(Title of Class of Securities)

16955F107**

(CUSIP Number)

Chengyan Liu

Datalake Limited

5th Floor, Building A, Guangqi Cultural Plaza

No. 2899 Xietu Road, Xuhui District

Shanghai, 200235, The People’s Republic of China

Telephone: +86 21 2426-1717-1777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 11, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**

The CUSIP number of 16955F107 applies to the American depositary shares (“ADSs”) of Chindata Group Holdings Limited, a Cayman Islands company (the “Company”). Each ADS represents two Class A ordinary shares, par value US$0.00001 per share (the “Class A Ordinary Shares”) of the Company.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16955F107	13D	Page 1 of 7 Pages

1	NAMES OF REPORTING PERSONS. Chengyan Liu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 32,018,466 Class A Ordinary Shares (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 32,018,466 Class A Ordinary Shares (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,018,466 Class A Ordinary Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☒(2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% of the Class A Ordinary Shares (3)
14	TYPE OF REPORTING PERSON (see Instructions) IN

(1)

Representing 32,018,466 Class A Ordinary Shares represented by 16,009,233 ADSs directly held by Datalake Limited (“Datalake”), a British Virgin Islands company wholly owned by Mr. Chengyan Liu (“Mr. Liu”).

(2)

Mr. Liu may be deemed to be part of a “group” with the Other Rollover Shareholders (as defined below) as described in Item 4 below. As discussed in Item 5 of this Schedule 13D, Mr. Liu expressly disclaims beneficial ownership of, and the amounts reflected herein do not include, any Class A Ordinary Shares owned by the Other Rollover Shareholders.

(3)	Based on 406,539,105 outstanding Class A Ordinary Shares as of August 11, 2023, based on information received from the Company.

CUSIP No. 16955F107	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS. Datalake Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 32,018,466 Class A Ordinary Shares (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 32,018,466 Class A Ordinary Shares (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,018,466 Class A Ordinary Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☒(2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% of the Class A Ordinary Shares (3)
14	TYPE OF REPORTING PERSON (see Instructions) CO

(1)	Representing 32,018,466 Class A Ordinary Shares represented by 16,009,233 ADSs directly held by Datalake.
(2)

Datalake may be deemed to be part of a “group” with the Other Rollover Shareholders (as defined below) as described in Item 4 below. As discussed in Item 5 of this Schedule 13D, Datalake expressly disclaims beneficial ownership of, and the amounts reflected herein do not include, any Class A Ordinary Shares owned by the Other Rollover Shareholders.

(3)	Based on 406,539,105 outstanding Class A Ordinary Shares as of August 11, 2023, based on information received from the Company.

CUSIP No. 16955F107	13D	Page 3 of 7 Pages

Item 1. Security and Issuer.

This statement is filed with respect to the Class A Ordinary Shares of the Company. In addition to the Class A Ordinary Shares, this statement discloses interests and transactions with respect to the Company’s Class B ordinary shares, par value US$0.00001 per share (the “Class B Ordinary Shares”). Class A Ordinary Shares and Class B Ordinary Shares are collectively referred to herein as the “Ordinary Shares”.

The Company’s ADSs are listed on the Nasdaq Global Select Market under the symbol “CD,” and references to Ordinary Shares herein include ADSs, where applicable.

The principal executive offices of the Company are located at No. 47 Laiguangying East Road, Chaoyang District, Beijing, 100012, The People’s Republic of China.

Item 2. Identity and Background.

(a)-(c), (f)	This statement is filed jointly by Mr. Liu and Datalake, which are collectively referred to herein as “Reporting Persons,” and each, a “Reporting Person.”

Mr. Liu is a citizen of The People’s Republic of China and the sole shareholder and sole director of Datalake. Mr. Liu’s business address is 5th Floor, Building A, Guangqi Cultural Plaza, No. 2899 Xietu Road, Xuhui District, Shanghai, 200235, The People’s Republic of China.

Datalake is a company incorporated in the British Virgin Islands. The principal business of Datalake is investment and investment holding. Datalake’s business address is 5th Floor, Building A, Guangqi Cultural Plaza, No. 2899 Xietu Road, Xuhui District, Shanghai, 200235, The People’s Republic of China.

The Reporting Persons have entered into a Joint Filing Agreement, dated August 16, 2023, attached hereto as Exhibit A, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The descriptions of the Merger Agreement, the Support Agreements (as defined below), the Equity Commitment Letters (as defined below), and the Debt Commitment Letter (as defined below) are incorporated into this Item 3 by reference to Item 4 of this Schedule 13D.

No Class A Ordinary Shares were purchased by the Reporting Persons in connection with the transaction giving rise to the filing of this Schedule 13D and thus no funds were used by any of the Reporting Persons for such purpose.

CUSIP No. 16955F107	13D	Page 4 of 7 Pages

Item 4. Purpose of Transaction.

On June 6, 2023, BCPE Bridge Cayman, L.P. (“BCPE Bridge”) and BCPE Stack Holdings, L.P. (“BCPE Stack”) submitted a preliminary non-binding proposal to the Company’s board of directors (the “Board”) in relation to the proposed acquisition of the Company in a going private transaction (the “Acquisition”) and proposed to acquire all of the outstanding Ordinary Shares (other than those Ordinary Shares that may be rolled over in connection with the Acquisition) at a purchase price of US$4.0 in cash per Ordinary Share, or US$8.0 in cash per ADS. The Board consists of nine directors, among which, Mr. Jonathan Jia Zhu and Mr. Zhongjue Chen are appointed by BCPE Bridge, BCPE Stack and/or their affiliates. On June 7, 2023, a special committee of the Board (the “Special Committee”) consisting of three disinterested and independent directors, namely Mr. Thomas J. Manning, Mr. Gang Yu and Mr. Weili Hong, was formed to consider and negotiate the Acquisition with BCPE Bridge and BCPE Stack.

On August 2, 2023, BCPE Bridge and BCPE Stack submitted an updated proposal regarding the Acquisition to the Special Committee and increased the proposed purchase price payable in the Acquisition for each Ordinary Share to US$4.3 in cash, or US$8.6 in cash for each ADS.

On August 11, 2023, the Company entered into an agreement and plan of merger (the “Merger Agreement”) with BCPE Chivalry Bidco Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Parent”), an affiliate of the BCPE Entities (as defined below) and BCPE Chivalry Merger Sub Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, and subject to the terms and conditions thereof, Merger Sub will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving company and becoming a wholly owned subsidiary of Parent.

Under the terms of the Merger Agreement, (a) each Ordinary Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) will be cancelled in exchange for the right to receive US$4.3 per Ordinary Share in cash without interest and net of any applicable withholding taxes, less certain fees to the ADS depositary in the case of ADSs (the “Merger Consideration”), except for (i) the Rollover Shares (as defined below), (ii) Ordinary Shares held by Parent, Merger Sub, the Company or any of their subsidiaries, (iii) Ordinary Shares reserved for issuance and allocation pursuant to the Company’s 2020 Share Option Plan (the “Company Share Plan” and each option granted thereunder to purchase Ordinary Shares, a “Company Option”) (the Ordinary Shares described in clauses (i) through (iii), the “Excluded Shares”), and (iv) Ordinary Shares owned by holders who have validly exercised and not effectively withdrawn or otherwise lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Act (As Revised) of the Cayman Islands (the “CICA”, and such Ordinary Shares, the “Dissenting Shares”), (b) the Excluded Shares will be cancelled without payment of any consideration from the Company therefor, (c) the Dissenting Shares will be cancelled and will entitle the former holders thereof to receive the fair value thereon determined in accordance with the provisions of Section 238 of the CICA, (d) each outstanding vested Company Option will be cancelled and converted into the right to receive an amount in cash equal to (i) the excess of the Merger Consideration over the per share exercise price of such vested Company Option, multiplied by (ii) the number of Ordinary Shares underlying such vested Company Option, and (e) each unvested Company Option will be cancelled in exchange for the right to receive an employee incentive award to replace such unvested Company Option, pursuant to terms and conditions to be determined by BCPE Chivalry Topco Limited (“Topco”), an exempted company incorporated with limited liability under the laws of the Cayman Islands and an affiliate of the BCPE Entities.

Following the consummation of the Merger, the Company will become a wholly owned subsidiary of Parent. In addition, if the Merger is consummated, the ADSs will no longer be listed on the Nasdaq Global Select Market, the Company’s obligations to file periodic reports under the Act will be terminated, and the Company will be privately held by the Investors (as defined below).

CUSIP No. 16955F107	13D	Page 5 of 7 Pages

It is anticipated that approximately US$3.99 billion will be expended to complete the transactions contemplated by the Merger Agreement, including the Merger (the “Transactions”), and settle transaction costs associated with the Transactions. The Transactions will be funded through a combination of (a) the proceeds from committed senior term loan facilities contemplated by a debt commitment letter dated June 28, 2023 (the “Debt Commitment Letter”) by and among Merger Sub, Shanghai Pudong Development Bank Co., Ltd. Lujiazui Sub-branch (上海浦东发展银行股份有限公司陆家嘴支行) and Industrial Bank Co., Ltd. Shanghai Branch (兴业银行股份有限公司上海分行) (collectively, the “Arrangers and Underwriters”), (b) the cancellation of all or a portion of the Ordinary Shares (including Ordinary Shares represented by ADSs) held by (i) the Reporting Persons, (ii) BCPE Bridge, BCPE Stack, Bridge Management, L.P. and BCPE Stack ESOP Holdco Limited (collectively, the “BCPE Entities”), (iii) Bain Capital Distressed and Special Situations 2016 (A), L.P., Bain Capital Distressed and Special Situations 2016 (B Master), L.P., Bain Capital Credit Managed Account (Blanco), L.P., Bain Capital Distressed and Special Situations 2016 (F), L.P., BCC SSA I, LLC and Bain Capital Distressed and Special Situations 2016 (EU Master), L.P. (collectively, the “BCC Entities”), (iv) Boloria Investments Holding B.V. (“APG”) and (v) Zeta Cayman Limited (“SK”) (collectively, the “Rollover Shareholders” and each, a “Rollover Shareholder”, and such Ordinary Shares deemed contributed to Parent by the Rollover Shareholders, the “Rollover Shares”) at the Effective Time for no consideration from the Company and the receipt by the Rollover Shareholders of newly issued shares of Topco (each, a “Topco Share”), pursuant to the terms and subject to the conditions of the applicable Support Agreement (as defined below), and (c) cash contributions contemplated by the equity commitment letters, each dated as of August 11, 2023 (collectively, the “Equity Commitment Letters”), by and between Parent and each of Bain Capital Asia Fund V, L.P., an affiliate of the BCPE Entitles (the “BCPE Sponsor”) and Keppel Funds Investments Pte. Ltd. (“Keppel”, together with BCPE Chivalry Newco, L.P., an affiliate of the BCPE Entities, and the Rollover Shareholders, each, an “Investor” and collectively, the “Investors”), pursuant to which each of the BCPE Sponsor and Keppel has agreed, subject to the terms and conditions thereof, to provide equity contribution in the amount of US$251,905,969 and US$91,243,684, respectively, for the purpose of funding the aggregate Merger Consideration, any other amounts required to be paid by Parent or Merger Sub in connection with the consummation of the Transactions pursuant to the Merger Agreement and other fees and expenses incurred by Parent or Merger Sub in connection with the Transactions.

Under the terms and subject to the conditions of the Debt Commitment Letter, the Arrangers and Underwriters have committed to arrange and underwrite senior term loan facilities of US$1,650,000,000 (or its RMB equivalent) to finance, among other things, a portion of the consideration payable for the Merger.

Concurrently with the execution of the Merger Agreement, the Investors entered into support agreements, dated as of August 11, 2023 (each, a “Support Agreement” and collectively, the “Support Agreements”) with Topco and Parent, whereby, among other things, subject to the terms and conditions of the applicable Support Agreement, the Investors (as applicable) have agreed to (a) vote any equity securities of the Company held by such Investors, together with any equity securities of the Company acquired by such Investors after the date of the Support Agreements, in favor of the approval of the Merger Agreement, the Merger and the other Transactions, and to take certain other actions in furtherance of the Transactions, (b) have the Rollover Shares (including Rollover Shares represented by ADSs) beneficially owned by such applicable Investors cancelled at the Effective Time for no consideration from the Company and receive newly issued Topco Shares, at or immediately prior to the Effective Time, (c) make a cash contribution in accordance with the Equity Commitment Letters and to subscribe for newly issued Topco Shares at or immediately prior to the Effective Time, and (d) act in accordance with certain terms and conditions that will govern the actions of Topco, Parent, Merger Sub and such Investors with respect to the Transactions.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, and the Support Agreement entered into by Mr. Liu, copies of which are attached hereto as Exhibit B and Exhibit C, respectively, and which are incorporated herein by reference in their entirety.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer.
(a)-(b)	The responses of each Reporting Person to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D and Item 2 above are hereby incorporated by reference in this Item 5.

As a result of entering into the Support Agreements, the Reporting Persons may be deemed to be members of a “group” with the BCPE Entities, the BCC Entities, AGP and SK (collectively, the “Other Rollover Shareholders”) pursuant to Section 13(d) of the Act, who are separately reporting beneficial ownership on Schedules 13D. As of August 11, 2023, the BCPE Entities beneficially own 326,661,501 Class A Ordinary Shares issuable upon conversion of an equivalent number of Class B Ordinary Shares held by them, the BCC Entities beneficially own 2,987,220 Class A Ordinary Shares represented by 1,493,610 ADSs, APG beneficially owns 64,506,034 Class A Ordinary Shares and SK beneficially owns 55,290,887 Class A Ordinary Shares.

CUSIP No. 16955F107	13D	Page 6 of 7 Pages

The rights of the holders of the Class A Ordinary Shares and Class B Ordinary Shares are substantially identical, except with respect to voting and conversion rights. Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to 15 votes and is convertible into one Class A Ordinary Share at any time by the holders thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. In addition, all of the Class B Ordinary Shares held by the BCPE Entities automatically and immediately convert into an equal number of Class A Ordinary Shares on the earlier of (i) such date when the number of Ordinary Shares held by them and their affiliates (taken as a whole) falls below 10% of the Company’s aggregate number of Ordinary Shares then outstanding and (ii) October 2, 2025.

Accordingly, the Reporting Persons and the Other Rollover Shareholders, as a group, would collectively own 481,464,108 Class A Ordinary Shares in the aggregate, representing 154,802,607 Class A Ordinary Shares (including 35,005,686 Class A Ordinary Shares represented by 17,502,843 ADSs) and 326,661,501 Class A Ordinary Shares issuable upon conversion of 326,661,501 Class B Ordinary Shares held by the group. Such aggregate ownership represents 65.67% of the outstanding Class A Ordinary Shares and 95.26% of the total voting power of the Ordinary Shares (Class A Ordinary Shares and Class B Ordinary Shares, which vote together) as of August 11, 2023.

However, each Reporting Person expressly disclaims beneficial ownership of the Class A Ordinary Shares beneficially owned (or deemed to be beneficially owned) by any of the Other Rollover Shareholders and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons beneficially owns any Class A Ordinary Shares that are beneficially owned (or deemed to be beneficially owned) by any of the Other Rollover Shareholders. The Reporting Persons are only responsible for the information contained in this Schedule 13D and assume no responsibility for information contained in the Schedules 13D filed by the Other Rollover Shareholders. The filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons is, for purposes of Section 13(d) or 13(g) of the Act or for any other purpose, the beneficial owner of any securities (other than the securities directly held by such Reporting Person) covered by this Schedule 13D.

(c)	Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Ordinary Shares during the past 60 days.

(d)	Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information disclosed under Item 4 above is hereby incorporated by reference into this Item 6.

Except as described above or elsewhere in this Schedule 13D or incorporated by reference in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the best of their knowledge, any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

A	Joint Filing Agreement dated August 16, 2023, by and between, the Reporting Persons.

B	Merger Agreement, dated August 11, 2023, by and among, the Company, Parent and Merger Sub (incorporated by reference to Exhibit 99.2 to the Company’s Report of Foreign Private Issuer filed on Form 6-K on August 11, 2023)

C	Support Agreement, dated August 11, 2023, by and among, Topco, Parent and Mr. Liu

CUSIP No. 16955F107	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 16, 2023

CHENGYAN LIU

/s/ Chengyan Liu

DATALAKE LIMITED

By:	/s/ Chengyan Liu
	Name:	Chengyan Liu
	Title:	Director